Mail Stop 4561
via fax (978) 614-8320

June 26, 2008

Hassan M. Ahmed
President, CEO & Chairman of the Board
Sonus Networks, Inc.
7 Technology Park Drive
Westfield, MA 01886

   Re: **Sonus Networks, Inc.**
      Form 10-K for the Year Ended December 31, 2007
      Filed on March 6, 2008
      Definitive Proxy Statement Filed on April 29, 2008
      File No. 000-30229

Dear Mr. Ahmed:

   We have reviewed the above-referenced filing[s] and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

General

1. We note from your disclosures on page 1 that you do business in the Middle East and Africa. Please advise us of all the countries in the Middle East and Africa in which you operate and do business.

Item 1. Business, page 1

Customers, page 12

2.   We note your disclosure on page 12 regarding customers that accounted for at
        least 10% of your revenue for fiscal years 2005, 2006 and/or 2007, including
        AT&T, which accounted for 32% of your revenue for fiscal 2007. Please tell us
        whether you have entered into any agreements with these entities, and, if so, how
        you determined that you were not required to file these agreements as exhibits to
        your annual report pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 7. Management's Discussion and Analysis, page 39

Overview, page 39

3.   You have incurred a net loss in fiscal 2007, but your overview does not address
        this recent reversal in your operating results, nor does it provide a balanced,
        executive-level discussion that identifies the most important themes or other
        significant matters contributing to your financial condition and results of
        operations, other than the causes of variations in your quarterly results. You
        should address these matters in your disclosure generally and in your overview in
        particular. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.
        Please also tell us what consideration you gave to elaborating on and more
        prominently presenting the risk appearing in the next-to-last paragraph on
        page 23.

Item 9A. Controls and Procedures, page 103

4.   You disclose in your Form 10-K that management identified two material
        weaknesses in internal control over financial reporting as of December 31, 2007.
        Your Form 10-Q for the quarter ended March 31, 2008, states that these material
        weaknesses had not been remediated as of March 31, 2008, and discloses
        measures that you implemented during the quarter to improve your internal
        control over financial reporting. When you refer to remediation of material
        weaknesses, you should disclose, in addition to steps taken in the past, steps that
        you intend to take in the future to correct each of the existing material weakness.
        In addition, you should provide an estimated timetable for remediation and any
        associated material costs.

5.   We further note that these material weaknesses resulted in material adjustments to
        the consolidated financial statements for the year ended December 31, 2007.
        Based on your disclosure, it is not clear whether these adjustments impacted any
        of your prior financial statements, including quarterly reports on Form 10-Q and

prior years Form 10-K. Tell us specifically what periods these errors related to as well as the impact these errors had on your financial statements for each period identified. Additionally, provide us with the adjustments referenced in your disclosure, including the dollar amounts, to the Company's books and records and its financial statements.

Definitive Proxy Statement filed on April 29, 2008

Transactions with Related Persons, page 7

6.   Please tell us why you have not disclosed the approximate dollar value involved in the approved transaction with Colt Telecommunications, or provide us with your analysis as to why this information is not required to be disclosed. See Item 404(a)(3) of Regulation S-K.

Compensation Discussion and Analysis, page 16

Philosophy and Objectives, page 16

7.   You disclose that your total direct compensation strongly exceeds that of your peer group (60th percentile), and long-term equity incentives highly exceed that of your peer group (75th percentile). You should disclose how you determined to set compensation at these levels, and discuss how your financial performance, for instance, compares to the financial performance of the companies in your peer group and to industry averages. If your financial performance as compared to others in your industry is not at a comparable percentile to the level of these compensation targets, you should disclose how you nevertheless determined that targets should be set at these levels.

Equity-based Incentives, page 18

8.   You have not disclosed with specificity how you determined the actual equity-based incentives awarded to your named executive officers in 2007, other than in general terms. You should disclose with specificity the criteria utilized by the compensation committee for this purpose, and discuss how the compensation committee applied these criteria with respect to each named executive officer. Please tell us how these awards were determined for 2007, with a view towards including this type of disclosure in future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore, Senior Staff Accountant, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief